Exhibit 4.1

DESCRIPTION OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Capital Stock

The total number of shares of stock AmeriCrew Inc. (the “Company”) is authorized to issue consists of 75,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of “blank check” preferred stock, par value $0.001 per share.

Common Stock

Voting Rights

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of the common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our Board of Directors (the “Board”) out of legally available funds.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, holders of the common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Other Rights and Preferences

The holders of the common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of the common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that the Board may designate and issue in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are fully paid and nonassessable.

Anti-Takeover Effects of Certain Provisions of our Certificate of Incorporation and Bylaws

Our Certificate of Incorporation and Bylaws contain certain provisions that may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of the Company or changing our Board and management. Set forth below is a summary of certain of these provisions.

Classified Board of Directors

The Company’s Certificate of Incorporation provides for a classified Board, with the Board divided into three classes, with each class consisting as nearly as possible of one third of the number of directors constituting the full Board. Subject to the rights of holders of any preferred stock, each director shall serve for a term ending on the third annual meeting of stockholders following the annual meeting at which such director was elected. The initial terms of each class of directors are as follows: (i) Class I shall serve for a term expiring at the Company’s first annual stockholder’s meeting after the effectiveness of the Certificate of Incorporation (October 2021), (ii) Class II shall serve for a term expiring at the second stockholder’s meeting after October 2021, and (iii) Class III shall serve for a term expiring at the third stockholder’s meeting after October 2021.

“Blank Check” Preferred Stock

Under our Certificate of Incorporation the Board may authorize the issuance of one or more series of preferred stock with such rights, preferences and limitations as the Board may determine, including voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, under some circumstances, have the effect of delaying, deferring or preventing a change in control of the Company.

Certain Enhanced Voting Requirements and Limitations

Our Certificate of Incorporation requires approval by at least 66 and 2/3% of the outstanding voting power to (i) remove a director, and only for cause at a meeting duly called for that purpose, or (ii) to adopt, repeal, alter, amend or rescind the Company’s Bylaws. Additionally, according to our Certificate of Incorporation and Bylaws, the holders of the common stock do not have cumulative voting rights in the election of our directors.

Advance Notice of Stockholder’s Proposals

Our Bylaws contain advance notice requirements for stockholder proposals. To be timely, such stockholder’s notice must be delivered to the Company not less than 90 days, nor more than 120 days prior to the meeting; provided that in the event that less than 100 days’ notice of prior public disclosure of the date of the meeting is made to stockholders, notice by the stockholder to be timely must be delivered not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

Special Meeting Limitations

Pursuant to our Certificate of Incorporation, a special meeting of our stockholders can only be called by (i) an officer authorized by resolution of our Board, or (ii) the Chairman of the Board.

Jurisdiction and Venue

Our Certificate of Incorporation provides that lawsuits involving the Company and its internal affairs, including derivative actions brought on behalf of the Company by its stockholders under state corporate law, be governed by the laws of Delaware and providing that resulting proceedings be heard exclusively in state courts located within Delaware, which may make actions against or on behalf of the Company more difficult to litigate by stockholders. Similarly, our Certificate of Incorporation provides that actions brought under the Securities Act of 1933 (the “Securities Act”) or the Securities Exchange Act of 1934 be brought exclusively in federal court in Delaware, and that federal courts have exclusive jurisdiction over Securities Act litigation relating to the Company

These provisions, together with provisions of the Delaware General Corporate Law, could have the effect of delaying, deferring or preventing an attempted takeover or change of control of the Company, or making such an attempt more difficult. Additionally, while a Delaware court has upheld a similar provision, in most jurisdictions it remains unclear how a court would interpret and whether it would enforce some of these provisions, resulting in added uncertainty. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Worldwide Stock Transfer. Its address is One University Plaza, Suite 505, Hackensack, NJ 07601 and its telephone number is (201) 820-2008.

Pursuant to Item 202(a), the information regarding the Common Stock contained herein does not constitute a complete legal description of the Common Stock and is qualified in all material respects by the provisions of the Company’s Certificate of Incorporation and bylaws, as filed with the Securities and Exchange Commission.